Exhibit 99.1

TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons (on behalf of the Funds) with respect to the Ordinary Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 17, 2025. Except as otherwise noted below, all such transactions were purchases or sales of Ordinary Shares effected in the open market, and the table excludes commissions paid in per share prices.

Amount Purchased/(Sold)	Price Per Share (£) (or $ if noted below)	Date of Purchase/Sale
TWO SEAS GLOBAL (MASTER) FUND LP

50,000	9.0806 (1)	12/10/2024
75,000	9.3309 (2)	12/17/2024
37,242	9.8519 (3)	12/27/2024
(300,000)	9.9550	12/27/2024
(50,000)	9.8400	01/07/2025

TWO SEAS LITIGATION OPPORTUNITIES FUND LLC

(34,755)	$11.2700 (4)	11/26/2024
(200,000)	$11.4000	12/04/2024
(200,000)	$11.2950	12/09/2024
(400,000)	$11.5813 (5)	01/15/2025

(1) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £9.0225 to £9.15, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased or sold, as applicable, at each separate price within the ranges set forth in footnotes (1), (2), (3), (4), and (5).
(2) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £9.30 to £9.52, inclusive.
(3) The purchase price is a weighted average price. These shares were purchased in multiple transactions at prices ranging from £9.7825 to £9.935, inclusive.
(4) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from £11.20 to £11.28, inclusive.
(5) The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from £11.57 to £11.60, inclusive.